
SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
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Range Resources Corporation

(Name of Registrant as Specified in its Charter)
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)


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[LOGO RANGE RESOURCES]

Dear Stockholders:

On behalf of the Board of Directors, I am pleased to invite you to attend our 2001 Annual Meeting. The meeting will be held at the Company's offices at 777 Main Street, Suite 800, Fort Worth, Texas on Thursday, May 24, 2001 at 9:00 a.m. local time.

The matters to be addressed are described in the enclosed Notice of Annual Meeting of Stockholders. Subsequent to the Annual Meeting, we plan to review the Company's business and recent results. In addition, officers and directors of the Company will be present to respond to any questions you may have. Our 2000 Annual Report is also enclosed for your review.

If you have any questions or require assistance, please call Karen Giles at (817) 870-2601. Whether or not you expect to attend the meeting, please sign and return the enclosed proxy card at your earliest convenience so that your shares will be represented and voted. You may revoke your proxy prior to, or at the meeting, and still vote in person if you so desire. Your vote is important regardless of the number of shares you own.

Sincerely yours,

John H. Pinkerton
President

April 20, 2001
Fort Worth, Texas


RANGE RESOURCES CORPORATION
777 Main Street, Suite 800
Fort Worth, Texas 76102

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To be held May 24, 2001


To the Stockholders of Range Resources Corporation:

The Annual Meeting of Stockholders (the "Meeting") of Range Resources Corporation (the "Company") will be held at 777 Main Street, Suite 800, Fort Worth, Texas, on Thursday, May 24th at 9:00 a.m. local time. The purposes of the Meeting are:

1. To elect a board of eight Directors, each for a one-year term.

2. To consider and vote on a proposal to amend the 1999 Stock Option Plan increasing the number of shares of Common Stock authorized to be issued from 1,400,000 to 3,400,000;

3. To consider and vote on a proposal to amend the 1997 Stock Purchase Plan increasing the number of shares of Common Stock authorized to be issued from 1,250,000 to 1,750,000; and

4. To transact other business which can properly be conducted at the Meeting or any adjournment.

This notice is being sent to all holders of Common Stock and $2.03 Convertible Exchangeable Preferred Stock of record at the close of business on March 26, 2001. Each holder has the right to vote at the Meeting or any adjournment. "Voting Rights" are described in more detail in the attached Proxy Statement. The list of stockholders entitled to vote at the Meeting will be open to the examination of any stockholder during normal business hours for ten days prior to the Meeting at the Company's offices. The list will also be available during the Meeting for inspection by stockholders.

Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy and return it in the envelope provided. Any person giving a proxy has the power to revoke it at any time prior to its exercise and, if present at the Meeting, may withdraw it and vote in person.


BY ORDER OF THE BOARD OF DIRECTORS

Rodney L. Waller
Secretary


April 20, 2001
Fort Worth, Texas

RANGE RESOURCES CORPORATION

PROXY STATEMENT

Annual Meeting Of Stockholders
May 24, 2001

INTRODUCTION

The enclosed proxy is solicited by and on behalf of the Board of Directors of Range Resources Corporation, a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders (the "Meeting"). The Meeting will be held Thursday, May 24, 2001 at 9:00 a.m. local time, at the Company's offices at 777 Main Street, Suite 800, Fort Worth, Texas. The items to be considered are summarized in the Notice of Annual Meeting of Stockholders (the "Notice") and this Proxy Statement. This Proxy Statement and the proxy form are being mailed on or about April 20, 2001, to all holders of the Company's Common Stock, $.01 par value (the "Common Stock"), and the Company's $2.03 Convertible Exchangeable Preferred Stock, $1 par value (the "Preferred Stock") (collectively the "Stockholders"), of record on March 26, 2001. Shares of the Common and Preferred Stock represented by proxies will be voted as described below or as specified by each Stockholder. Any proxy given by a Stockholder may be revoked at any time prior to the voting by delivering a written notice to the Secretary of the Company, by executing and delivering a later-dated proxy or by attending the Meeting and voting in person.

The persons named as proxies are John H. Pinkerton and Rodney L. Waller, President and Corporate Secretary of the Company, respectively. The cost of preparing, assembling and mailing this Proxy Statement and the other material will be paid by the Company. In addition to the solicitation of proxies by use of the mails, directors, officers and employees of the Company may solicit proxies personally or by telephone. The Company will request brokerage firms and other custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of the Common and Preferred Stock of record and will reimburse them for their expenses.

VOTING RIGHTS

Voting Stock and Record Date

Only Stockholders of record for the Common and Preferred Stock at the close of business on March 26, 2001 will be entitled to vote at the Meeting. On March 26, 2001, 50,519,116 shares of Common Stock, and 8,235 shares of Preferred Stock were outstanding with each share entitling the holder to one vote on each matter. Shareholders of Common and Preferred Stock are not entitled to cumulative voting rights. The Common and the Preferred Stock vote together as a single class on all matters except when Delaware law or the Company's charter requires otherwise.

Quorum and Adjournments

The presence, in person or by proxy, of Stockholders holding a majority of the votes eligible to be cast is necessary to constitute a quorum at the Meeting. If a quorum is not present, the Stockholders entitled to vote who are present at the Meeting have the power to adjourn the Meeting, without notice other than an announcement at the Meeting, until a quorum is present. At an adjourned meeting when a quorum is present, any business may be transacted that might have been acted on at the original Meeting.

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Votes Required

The Stockholders will elect directors by a plurality of the eligible votes present at the Meeting. As required by the 1999 Stock Option Plan, approval of Proposal II requires an affirmative vote of Stockholders holding a majority of the votes cast at the Meeting; provided, further, that the total vote cast for Proposal II represents over 50% in interest of all securities entitled to vote on the amendment. As required by the 1997 Stock Purchase Plan, an affirmative vote of a majority of the Common and Preferred Stockholders voting together as a single class is required to amend the Plan as proposed in Proposal III.

Broker Non-Votes and Abstentions

Brokers who hold shares in street name for customers are required to vote as the beneficial owners instruct. Brokers are not permitted to vote on discretionary items if they have not received instructions from the beneficial owners. Brokers are permitted to indicate a "broker non-vote" on non-discretionary items absent instructions from the beneficial owner. Abstentions and broker non-votes will count in determining whether a quorum is present at the Meeting. Both abstentions and broker non-votes will not have any effect on the outcome of voting on director elections. For Proposal II, abstentions will be included in the number of shares voting. Abstentions will have the effect of voting against Proposal II. Broker non-votes, if any, will not be included in the number of shares voting and will have no effect on the outcome of voting. Regarding Proposal III, because the 1997 Stock Purchase Plan requires an affirmative vote by a majority of the Stockholders of the Common and the Preferred Stock voting together as a single class, both abstentions and broker non-votes, if any, will have the effect of voting against the proposal. Proposals I, II and III are not considered discretionary items, so the Company does not anticipate that any broker non-votes will be recorded at the Meeting.

Default Voting

A proxy that is properly completed and returned will be voted at the Meeting in accordance with the instructions on the proxy. If you properly complete and return a proxy but do not indicate any contrary voting instructions, your shares will be voted "FOR" all Proposals listed in the Notice and any other business that may properly come before the Meeting or any adjournment or postponement. If the Company proposes to adjourn the Meeting, proxy holders will vote all shares for which they have voting authority in favor of adjournment. The Board of Directors knows of no matters other than those stated in the Notice and described in this Proxy Statement to be presented for consideration at the Meeting.

This Proxy Statement is dated April 20, 2001.

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SECURITY OWNERSHIP

The following table reflects the ownership of the Company's securities as of April 6, 2001 (i) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock, (ii) by each Director and each of the five Named Executive Officers (as defined under "Executive Compensation — Summary Compensation Table"), and (iii) by all Directors and executive officers as a group. The business address of each individual listed below is: c/o Range Resources Corporation, 777 Main Street, Suite 800, Fort Worth, Texas 76102.

	Common Stock	
Owner	Number of Shares Beneficially Owned	Percent of Class
Thomas J. Edelman	1,728,163(1)	3.41%
John H. Pinkerton	599,008(2)	1.18%
Robert E. Aikman	143,366(3)	0.28%
Anthony V. Dub	179,097(4)	0.35%
V. Richard Eales	—	0.00%
Allen Finkelson	99,373(5)	0.20%
Alexander P. Lynch	50,000	0.10%
James E. McCormick	51,008(6)	0.10%
Eddie M. LeBlanc III	46,610(7)	0.09%
Herbert A. Newhouse	171,196(8)	0.34%
Rodney L. Waller	164,619(9)	0.33%
All Directors and executive officers as a group (13 persons)	3,407,299(10)	6.67%
Dimensional Fund Advisors Inc.	2,793,491(11)	5.53%
Franklin Resources Inc.	3,130,100(12)	6.20%

---

(1) Includes 151,250 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 640,636 shares held under IRA, KEOGH and pension plan accounts; 423,583 shares held in Company's deferred compensation plan, 44,116 shares owned by Mr. Edelman's spouse; and 112,550 shares owned by Mr. Edelman's minor children, to which Mr. Edelman disclaims beneficial ownership.

(2) Includes 151,250 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 115,899 shares held under IRA and pension plan accounts; 160,178 shares held in the Company's deferred compensation plan, 4,772 shares owned by Mr. Pinkerton's minor children; and 3,499 shares owned by Mr. Pinkerton's spouse, to which Mr. Pinkerton disclaims beneficial ownership.

(3) Includes 22,800 shares which may be purchased under currently exercisable stock options, or options that are exercisable within 60 days; 14,500 shares owned by Mr. Aikman's family trust; and 14,366 shares owned by Mr. Aikman's spouse, to which Mr. Aikman disclaims beneficial ownership.

(4) Includes 22,800 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days and 20,297 shares held in the Company's deferred compensation plan.

(5) Includes 22,800 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days and 21,573 shares held in the Company's deferred compensation plan.

(6) Includes 1,008 shares held in the Company's deferred compensation plan.

(7) Includes 15,000 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days and 11,610 shares held in the Company's deferred compensation plan.

(8) Includes 103,955 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days and 14,869 shares held in the Company's deferred compensation plan.

(9) Includes 22,500 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days; 90,336 shares held in the Company's deferred compensation plan; and 1,146 shares owned by Mr. Waller's minor children, to which Mr. Waller disclaims beneficial ownership.

(10) Includes 579,544 shares which may be purchased under currently exercisable stock options or options that are exercisable within 60 days and 791,935 shares held in the Company's deferred compensation plan.

(11) Such Stockholder's address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(12) Such Stockholder's address is 777 Mariners Island Blvd., 6th Floor, San Mateo, California 94404.

PROPOSAL I — ELECTION OF DIRECTORS

Nomination and Election of Directors

The Board of Directors has nominated Messrs. Robert E. Aikman, Anthony V. Dub, V. Richard Eales, Thomas J. Edelman, Allen Finkelson, Alexander P. Lynch, James E. McCormick, and John H. Pinkerton (all of whom are currently members of the Board of Directors) to serve as Directors of the Company for terms of one year expiring at the 2002 Annual Meeting of Stockholders or until their successors have been elected and qualified.

Unless otherwise specified, shares represented by proxies will be voted in favor of the election of all of the nominees, except that, in the event any nominee should not continue to be available for election, such proxies will be voted for the election of such other persons as the Board of Directors may recommend. Management does not presently contemplate that any of the nominees will become unavailable for election for any reason.

The Board of Directors recommends a vote FOR the election of each of the nominees.

Information Concerning Nominees

The following table sets forth the names of the nominees and certain information with regard to each nominee.

Name of Nominee	Age	Held Office Since	Position
Robert E. Aikman	69	1990	Director
Anthony V. Dub	51	1995	Director
V. Richard Eales	65	2001	Director
Thomas J. Edelman	50	1988	Chairman and Director
Allen Finkelson	54	1994	Director
Alexander P. Lynch	48	2000	Director
James E. McCormick	73	2000	Director
John H. Pinkerton	47	1988	President and Director

Robert E. Aikman became a Director in 1990. Mr. Aikman has more than 40 years experience in oil and gas exploration and production throughout the United States and Canada. From 1984 to 1994, he was Chairman of the Board of Energy Resources Corporation. From 1979 through 1984, he was the President and principal shareholder of Aikman Petroleum, Inc. From 1971 to 1977, he was President of Dorchester Exploration Inc. and from 1971 to 1980, he was a Director and a member of the Executive Committee of Dorchester Gas Corporation. Mr. Aikman is Chairman of Provident Communications, Inc., Chairman of OGP Technologies, Inc., and President of The Hawthorne Company, an entity which organizes joint ventures and provides advisory services for the acquisition of oil and gas properties, including the financial restructuring, reorganization and sale of companies. In addition, Mr. Aikman is a director of the Panhandle Producers and Royalty Owners Association, a member of the Independent Petroleum Association of America and American Association of Petroleum Landmen. Mr. Aikman graduated from the University of Oklahoma.

Anthony V. Dub became a Director in 1995. Mr. Dub is Chairman of Indigo Capital, LLC, a financial advisory firm based in New York City. Prior to forming Indigo Capital in 1997, he served as an officer of Credit Suisse First Boston, an investment banking firm. Mr. Dub joined Credit Suisse First Boston in 1971 and was named a Managing Director in 1981. Mr. Dub received his Bachelor of Arts Degree from Princeton University.

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V. Richard Eales became a Director in 2001. Mr. Eales has over 35 years experience in the energy, high technology and financial industries. He is currently a financial consultant serving energy and information technology businesses. Mr. Eales was employed by Union Pacific Resources Group, Inc. from 1991 to 1999 serving as Executive Vice President from 1995 through 1999. Prior to 1991, Mr. Eales served in various financial capacities with Butcher & Singer and Janney Montgomery Scott, investment banking firms, as CFO of Novell, Inc., a technology company, and in the treasury department of Mobil Oil Corporation. Mr. Eales received his Bachelor of Chemical Engineering from Cornell University and his Masters in Business Administration from Stanford University.

Thomas J. Edelman, Chairman and Chairman of the Board of Directors, joined the Company in 1988. From 1981 to 1997, Mr. Edelman served as a director and President of Snyder Oil Corporation ("SOCO"). In 1996, Mr. Edelman was appointed Chairman and Chief Executive Officer of Patina Oil & Gas Corporation, a publicly traded independent oil and gas company. Prior to 1981, Mr. Edelman was a Vice President of The First Boston Corporation. From 1975 through 1980, Mr. Edelman was with Lehman Brothers Kuhn Loeb Incorporated. Mr. Edelman received his Bachelor of Arts Degree from Princeton University and his Masters Degree in Finance from Harvard University's Graduate School of Business Administration. Mr. Edelman is a director of Star Gas Partners, L.P., a publicly-traded master limited partnership, which distributes fuel oil and propane and of Wellogix, Inc., a private company seeking to provide e-commerce solutions to the oil industry.

Allen Finkelson became a Director in 1994. Mr. Finkelson has been a partner at Cravath, Swaine & Moore since 1977, with the exception of the period 1983 through 1985, when he was a managing director of Lehman Brothers Kuhn Loeb Incorporated. Mr. Finkelson joined Cravath, Swaine & Moore in 1971. Mr. Finkelson holds a Bachelor of Arts Degree from St. Lawrence University and a Doctor of Laws Degree from Columbia University School of Law.

Alexander P. Lynch became a Director in 2000. Mr. Lynch currently is a Managing Director of J.P. Morgan, a subsidiary of J.P. MorganChase & Co. Until its merger into J.P. MorganChase, Mr. Lynch was a General Partner of The Beacon Group. Previously, he was Co-President and Chief Executive Officer of The Bridgeford Group, a financial advisory firm that was acquired by Beacon in 1997. Prior to 1991, Mr. Lynch was a Managing Director of Lehman Brothers, a division of Shearson Lehman Brothers, Inc. Mr. Lynch received a Bachelor of Arts degree from the University of Pennsylvania and a Master's degree from the Wharton School of Business at the University of Pennsylvania. Mr. Lynch is a director of Patina Oil and Gas Corporation.

James E. McCormick became a Director in 2000. Mr. McCormick has more than 40 years experience in the oil and gas industry. He is a director of Lone Star Technologies, TESCO Corporation and Dallas National Bank. He served as a director of Santa Fe Snyder Corporation until its merger with Devon Energy in August 2000. Mr. McCormick served as President and Chief Operating Officer of Oryx Energy Company from its inception in 1988 until his retirement in 1992. Prior to 1988, he served as President and Chief Executive Officer of Sun Exploration and Production Company. Mr. McCormick received a Bachelor of Science Degree in Geology from Boston University.

John H. Pinkerton, President and a Director, became a director in 1988. He joined the Company and was appointed President in 1990. Previously, Mr. Pinkerton was Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen. Mr. Pinkerton received his Bachelor of Arts Degree in Business Administration from Texas Christian University and his Master of Arts Degree in Business Administration from the University of Texas. Mr. Pinkerton is a director of Venus Exploration, Inc., a publicly traded exploration and production company in which Range owned approximately an 18% interest at December 31, 2000.

Information Concerning the Board and Board Committees

During 2000, the Board met four times and acted eight times by unanimous written consent. Each Director participated in at least 75% of the meetings of the Board and committees on which they served. In addition, management frequently confers informally with Directors.

The committees of the Board, the current members and their primary functions are as follows:

Executive Committee. The Executive Committee reviews and approves actions when it is not practical to convene the full Board. Historically, one of the principal responsibilities of the Executive Committee has been to review and approve small acquisitions. The Executive Committee members are Messrs. Edelman, Finkelson and Pinkerton. During 2000, the Executive Committee did not meet.

Compensation Committee. The Compensation Committee reviews and approves executive salaries and administers all bonus, incentive compensation and stock option plans. The committee advises management regarding benefits and significant compensation policies and practices and considers candidates for corporate officer positions. The members of Compensation Committee are Messrs. Aikman, Finkelson and McCormick. During 2000, the Compensation Committee held five meetings.

Audit Committee. The Audit Committee reviews the professional services provided by the independent public accountants and their independence. The committee also reviews the scope of the audit, the annual and quarterly financial statements and such other matters with respect to the accounting, auditing and financial reporting practices and procedures. The members of the Audit Committee are Messrs. Aikman, Dub and Lynch. During 2000, the Audit Committee met twice.

Dividend Committee. The Dividend Committee is authorized and directed to approve the payment of dividends on all of the Company's securities at the same rates paid in the previous quarter or as the Board may direct. The members of the Dividend Committee are Messrs. Edelman and Pinkerton. During 2000, the Dividend Committee acted four times by written consent.

Directors who are not officers receive fees of $25,000 per annum, are granted per annum 8,000 options to purchase Common Stock under the Outside Directors Stock Option Plan, are granted rights to purchase Common Stock under the 1997 Stock Purchase Plan, and are reimbursed for expenses in attending Board and committee meetings. The Directors receive no compensation for attending committee meetings. Directors who are officers of the Company are not paid for serving on the Board and committees.

EXECUTIVE OFFICERS

Set forth below is information, as of April 6, 2001, regarding the executive officers of the Company:

Name	Age	Officer Since	Position
Thomas J. Edelman	50	1988	Chairman
John H. Pinkerton	47	1988	President
Terry W. Carter	48	2001	Executive Vice President – Exploration and Production
Eddie M. LeBlanc, III	52	2000	Senior Vice President and Chief Financial Officer
Herbert A. Newhouse	54	1998	Senior Vice President - Gulf Coast
Chad L. Stephens	46	1990	Senior Vice President - Southwest
Rodney L. Waller	51	1999	Senior Vice President and Corporate Secretary

For biographical information with respect to Messrs. Edelman and Pinkerton, see "Election of Directors — Information Concerning Nominees" above.

Terry W. Carter, Executive Vice President-Exploration and Production, joined the Company in January 2001. Previously, Mr. Carter provided consulting services to independent oil and gas companies. From 1976 to 1999, Mr. Carter was employed by Oryx Energy Company, holding a variety of positions including Planning Manager, Development Manager and Manager of Drilling. Mr. Carter received a Bachelor of Science degree in Petroleum Engineering from Tulsa University.

Eddie M. LeBlanc III, Senior Vice President and Chief Financial Officer, joined the Company in 2000. Previously Mr. LeBlanc was a founder of Interstate Natural Gas Company, which merged into Coho Energy in 1994. At Coho Energy Mr.

LeBlanc served as Senior Vice President and Chief Financial Officer. Mr. LeBlanc's twenty-six years of experience include assignments in the oil and gas subsidiaries of Celeron Corporation and Goodyear Tire and Rubber. Prior to 1979, Mr. LeBlanc was with a national accounting firm. He is a certified public accountant, a chartered financial analyst, and received a Bachelor of Arts degree in Accounting from the University of Southwest Louisiana.

Herbert A. Newhouse, Senior Vice President – Gulf Coast, joined the Company in 1998. Prior to 1998, Mr. Newhouse served as Executive Vice President of Domain Energy Corporation. He was formerly a Vice President of Tenneco Ventures Corporation. Mr. Newhouse was an employee of Tenneco for over 17 years and has over 30 years of operational and managerial experience in oil and gas exploration and production. Mr. Newhouse received a Bachelor of Science degree in Chemical Engineering from Ohio State University.

Chad L. Stephens, Senior Vice President – Southwest, joined the Company in 1990. Previously, Mr. Stephens was with Duer Wagner & Co., an independent oil and gas producer, since 1988. Prior 1988, Mr. Stephens was an independent oil operator in Midland, Texas for four years. From 1979 to 1984, Mr. Stephens was with Cities Service Company and HNG Oil Company. Mr. Stephens received a Bachelor of Arts degree in Finance and Land Management from the University of Texas.

Rodney L. Waller, Senior Vice President and Corporate Secretary, joined the Company in 1999. Previously, Mr. Waller had been with Snyder Oil Corporation, now part of Devon Energy Corporation, since 1977, where he served as a Senior Vice President. Before joining SOCO, Mr. Waller was employed by Arthur Andersen. Mr. Waller is a certified public accountant and petroleum landman. He received a Bachelor of Arts degree in Accounting from Harding University.

EXECUTIVE COMPENSATION

The following table sets forth the total compensation awarded to, earned or paid by the Company to its five most highly compensated executive officers who are serving as executive officers at the end of the Company's last completed fiscal year for services rendered in all capacities during the years ended December 31, 2000, 1999 and 1998. In this Proxy Statement, we refer to these individuals as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		Long-term Compensation Stock Option Awards (#)	All Other Compensation ($)(a)
		Salary ($)	Bonus ($)		
Thomas J. Edelman	2000	$316,539	$500,000(b)	60,000	$73,368
Chairman	1999	260,000(c)	145,313(d)	72,500	67,122
	1998	196,923	-0-	50,000	99,994
John H. Pinkerton	2000	335,000	217,500(e)	60,000	40,555
President	1999	285,000(c)	50,000	72,500	32,357
	1998	328,846	-0-	50,000	99,601
Rodney L. Waller (f)	2000	157,708	105,000(g)	30,000	38,161
Senior Vice President	1999	60,508	40,000	60,000	19,235
Herbert A. Newhouse	2000	164,738	78,300(h)	30,000	15,040
Senior Vice President	1999	159,994	25,000	31,250	21,107
	1998	54,767	15,000(i)	25,000	42,464(j)
Eddie M. LeBlanc III (k)	2000	155,000	60,900(l)	60,000	44,112
Senior Vice President					

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(a)   Represents the Company's contribution to the 401(k) and deferred compensation plans along with the value, if any, attributable to participation in the Stock Purchase Plan.

(b)   Bonus awarded in the form of 100,000 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction. The award will vest on January 1, 2002.

(c)   In 1999, Messrs. Edelman and Pinkerton elected to take $195,000 and $50,000, respectively, of their salaries in restricted Common Stock. The Company issued 133,333 shares to Mr. Edelman and 34,188 shares to Mr. Pinkerton. The number of shares issued was calculated by taking the salary foregone and dividing it by 60% of the stock's fair market value at the time of the election.

(d)   Bonus awarded in the form of 100,000 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction.

(e)   Bonus composed of $125,000 in cash and 18,500 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction. The restricted stock will not vest until January 1, 2002.

(f)   Mr. Waller joined the Company in August 1999.

(g)   Bonus composed of 21,000 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction of which 12,000 shares will not vest until January 1, 2002.

(h)   Bonus composed of $45,000 in cash and 6,000 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction. The restricted stock will not vest until January 1, 2002.

(i)   Bonus paid in restricted Common Stock; vested over three years if Mr. Newhouse remains employed by the Company. The number of shares was calculated by taking the bonus amount and dividing it by 75% of the stock's fair market value at the time of the transaction. The dollar amount reported above is the actual dollar amount of the bonus.

(j)   Includes a $40,000 retention bonus paid to Mr. Newhouse in connection with merger with Domain Energy Corporation.

(k)   Mr. LeBlanc joined the Company in January 2000.

(l)   Bonus composed of $35,000 in cash and 5,180 shares of restricted Common Stock valued at 75% of the stock's fair market value at the time of the transaction. The restricted stock award will not vest until January 1, 2002.

Stock Option Grants and Exercises

The following table reflects the stock options granted to the Named Executive Officers for the year ended December 31, 2000. The stock options are granted at the market price of the Common Stock on the date of grant. No stock appreciation rights have been granted.

Stock Options Granted in 2000

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (a)	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date	5%	10%
Thomas J. Edelman	60,000	8.6%	$1.9375	4/10/10	$73,109	$185,273
John H. Pinkerton	60,000	8.6%	1.9375	4/10/10	73,109	185,273
Rodney L. Waller	30,000	4.3%	1.9375	4/10/10	36,555	92,636
Herbert A. Newhouse	30,000	4.3%	1.9375	4/10/10	36,555	92,636
Eddie M. LeBlanc III	60,000	8.6%	1.9375	4/10/10	73,109	185,273

(a)   The annual rates of stock price appreciation used in showing the potential realizable value of stock option grants are prescribed by the Securities and Exchange Commission. Actual realized value of the options may be significantly greater or less than that assumed.

The following table reflects the stock options exercised during 2000 and the stock options held by the Named Executive Officers as of December 31, 2000. The value of "in-the-money" options represents the spread between the exercise price of the stock options and the year end Common Stock price of $6.875.

Option Exercises in 2000 and Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized	Number of Shares Underlying Unexercised Options at Year-End 2000 (Unexercisable (U)/ Exercisable (E))	Value of Unexercised In-the-Money Options at Year-End 2000 (Unexercisable (U)/ Exercisable(E))
Thomas J. Edelman	-0-	$-0-	134,375 U	$527,344 U
			148,125 E	77,031 E
John H. Pinkerton	-0-	-0-	134,375 U	527,344 U
			148,125 E	77,031 E
Rodney L. Waller	-0-	-0-	75,000 U	204,375 U
			15,000 E	18,750 E
Herbert A. Newhouse	-0-	-0-	65,937 U	247,732 U
			156,971 E	735,627 E
Eddie M. LeBlanc III	-0-	-0-	60,000 U	296,250 U
			-0- E	-0- E

Employment and Change in Control Agreements

There are no employment or currently in effect change in control agreements between the Company and any Named Executive Officer. The Company has agreed to pay the Named Executive Officers the following salaries effective March 1, 2001: Thomas J. Edelman — $350,000, John H. Pinkerton — $350,000, Herbert A. Newhouse — $172,500, Rodney L. Waller — $165,000, Eddie M. LeBlanc III — $162,000.

In 1997, the Board adopted a change in control plan pursuant to which officers and certain key employees (the "Management Group") may be entitled to receive certain payments and benefits if there is a change in control and a member of the Management Group is terminated or demoted. All other employees (the "Employee Group") may be entitled to receive more limited payments and benefits under similar conditions. Upon a change in control all non-vested securities automatically vest. If any person in the Management Group is (i) terminated within one year of a change in control or (ii) if their responsibilities or compensation is materially altered within one year of such change of control, they will receive a lump sum payment (the "Management Payment") equal to (i) their annual salary plus (ii) the average of their past two bonuses. If any person in the Employee Group is terminated within one year of a change in control, they will receive a lump sum payment (the "Employee Payment") equal to (i) six months salary plus (ii) one-half of the average of their past two bonuses. Except in the case of Messrs. LeBlanc and Waller the amount of a Management Payment or an Employee Payment (collectively, the "Payment") is dependent upon the duration of employment with the Company. A person would receive one-third of the Payment if they have been employed by the Company for less than two years and two-thirds of the Payment if they have been employed between two and three years.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board has responsibility for overseeing all compensation arrangements affecting executive officers. The Committee's duties include approving salaries, setting incentive compensation and bonus targets and administering all compensation plans.

General Compensation Philosophy

The Compensation Committee believes that executive officers' ("Executives") salaries and overall compensation should be competitive with similar oil and gas companies after taking into account an Executive's performance. The Committee uses stock options and other equity-based incentives to help retain and motivate employees with the goal of improving long-term performance and aligning employee's interests with those of the stockholders.

Components of Compensation

The key elements of Executive compensation are salary, bonus and stock options. In determining each component of compensation, the Compensation Committee considers an Executive's total compensation package, recommendations of the Chairman and President, and other objective and subjective criteria that the Committee deems appropriate.

Salaries

The Compensation Committee reviews the salary of each Executive annually and makes adjustments when the Committee thinks they are appropriate. The Committee considers each Executive's responsibilities, specific experience and performance, compensation practices of similarly situated companies and the Executive's overall contribution to the Company.

Bonuses

Executive bonuses are discretionary and based on each Executive's specific performance during the year taken in context of the Company's overall performance.

Stock Options

The Board of Directors adopted the 1999 Stock Option Plan, which was approved by the Stockholders at the 1999 Annual Meeting (the "Stock Option Plan"). The Stock Option Plan replaced the 1989 Stock Option Plan, which expired in March 1999. Employees and Directors may receive awards under the Stock Option Plan. The Compensation Committee uses the Stock Option Plan to help attract, motivate and retain personnel and to reward them for contributions to the Company. The Stock Option Plan is administered by the Compensation Committee in full compliance with Rule 16b-(3) under the Securities Exchange Act of 1934. The Compensation Committee determines the incentive awards granted to each participant and the terms, conditions and limitations applicable to each award.

Section 162 of the Internal Revenue Code

The Company's attempts to take all proper tax deductions while maintaining the ability to pay compensation which is deemed to be in the Company's interest, but which may not be deductible. Section 162 of the Internal Revenue Code generally imposes a $1 million per person annual limit on the amount of compensation paid to its officers unless the compensation is performance based. In 2001, no Executive is expected to receive compensation subject to this limit.

Compensation of the Chairman and the President

The Compensation Committee considered the Company's overall performance as well as the individual contributions of the Chairman and President in determining their 2000 bonuses and reviewing their salaries. The Committee noted a number of achievements in 2000. The Company reported increasing production during the year. Cash flow increased 58% to $96.4 million. Net income totaled $38.0 million versus a $7.8 million loss in 1999. In the course of the year, $141.7 million of debt and convertible securities were retired, eliminating 23% of the Company's fixed income securities. Stockholder's equity rose 46% to $185 million. The Common Stock price increased 115% to $6.88 at year-end. In light of these and other factors, Mr. Pinkerton was awarded a $125,000 cash bonus and 18,500 restricted shares of Common Stock which will vest on January 1, 2002. Mr. Pinkerton's bonus was awarded in recognition of his role in the success of the Great Lakes joint venture and numerous improvements made in the Company's performance during the year. Mr. Pinkerton's salary was increased 4.5% to $350,000, reflecting a cost of living increase. Mr. Edelman was awarded 100,000 shares of restricted Common Stock into his deferred compensation account, the same award made to him in 1999. The restricted stock will vest on January 1, 2002. The bonus was awarded in recognition of Mr. Edelman's substantial involvement in directing the Company and the

strategy employed to allow it to recover from the financial reversals of the past few years. Mr. Edelman's salary was raised 4.5% to $350,000, reflecting a cost of living increase.

Decisions on the bonuses and salary increases for other Executives were influenced by the Company's overall performance as well as the performance of the individual Executive and their success in attaining performance goals.

This report has been furnished by the members of the Compensation Committee.

Robert E. Aikman, Chairman
Allen Finkelson
James E. McCormick

STOCKHOLDER RETURN PERFORMANCE PRESENTATION

The following graph is included in accordance with the SEC's executive compensation disclosure rules. The graph compares the change in the cumulative total return of the Common Stock, the Dow Jones Secondary Oils Index, and the S&P 500 Index for the five years ended December 31, 2000. The graph assumes that $100 was invested in Common Stock and each index on December 31, 1995.

Comparison of Five Year Cumulative Return



Fiscal Year Ended December 31

	1995	1996	1997	1998	1999	2000
Range Resources Corporation	$100	$176	$167	$ 35	$ 33	$ 71
DJ Secondary Oils	100	121	127	91	100	85
S&P 500	100	120	158	200	239	214

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements, its system of internal controls and the independence and performance of its independent auditors. The Committee is composed of three non-employee directors and operates under a written charter adopted and approved by the Board of Directors. The Board, in its business judgment, has determined that all members of the Committee are "independent" as required by the NYSE. A copy of the Audit Committee Charter is attached as Exhibit A.

Management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company's independent auditors, Arthur Andersen L.L.P., are responsible for performing an audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee held two meetings during 2000. The meetings were designed, among other things, to facilitate and encourage communication between the Committee, management and Arthur Andersen. We discussed with the auditors the overall scope and plans for their audit. We met with the auditors, with and without management present, to discuss the results of their examinations and their evaluations of the Company's internal controls. We have reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2000 with management and Arthur Andersen. We also discussed with the auditors matters required to be discussed with audit committees under generally accepted auditing standards, including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, Communication with Audit Committees. The auditors provided to us the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and we discussed with them their independence from the Company. When considering Arthur Andersen's independence, we considered whether their provision of services to the Company beyond those rendered in connection with their audit and review of the consolidated financial statements was compatible with maintaining their independence. We also reviewed, among other things, the amount of fees paid to Arthur Andersen for audit and non-audit services.

Based on our review and these meetings, discussions and reports, and subject to the limitations on our role and responsibilities discussed in this report and in the Audit Committee Charter, we recommended to the Board of Directors that the Company's audited consolidated financial statements for the year ended December 31, 2000, be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of Range Resources Corporation's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Arthur Andersen L.L.P. is in fact "independent."

This report has been furnished by the members of the Audit Committee.

Anthony V. Dub, Chairman
Robert E. Aikman
Alexander P. Lynch

Independent Accountants

Upon recommendation of the Company, the Board of Directors has selected Arthur Andersen L.L.P. as its independent auditors for 2001. The Company has not recommended the selection for Stockholder approval since such approval is not necessary.

Audit Fees

The aggregate fees for professional services rendered by Arthur Andersen L.L.P. in connection with their audit of our consolidated financial statements and reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q (including our pro rata part of similar fees charged to Great Lakes) for the 2000 fiscal year were approximately $238,000.

Financial Information Systems Design and Implementation Fees

There were no professional services rendered by Arthur Andersen L.L.P. in 2000 relating to financial information systems design and implementation.

All other fees

The aggregate fees for all other services rendered by Arthur Andersen L.L.P. in 2000 approximated $100,000 and were related to tax planning and compliance matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Edelman, Chairman of the Company, also serves as an executive officer and major shareholder of Patina Oil & Gas Corporation. The Company and Patina have never had any business dealings and have never held interests in any of the same properties.

PROPOSAL II — APPROVAL OF AN AMENDMENT
TO THE COMPANY'S 1999 STOCK OPTION PLAN

Proposed Amendment

Subject to Stockholder approval, the Board of Directors has approved an amendment to the 1999 Stock Option Plan (the "Stock Option Plan"). The proposed amendment to Article V(a) would increase the number of shares of the Common Stock reserved for issuance under the Stock Option Plan from 1,400,000 to 3,400,000. A complete copy of the proposed amendment is attached as Exhibit B and a full copy of the Amended and Restated 1999 Stock Option Plan is attached as Exhibit C. The statements made in this Proxy Statement regarding the amendment to the Company's Stock Option Plan should be read in conjunction with and are qualified in their entirety by reference to Exhibits B and C.

Description of the Stock Option Plan

All employees, directors and consultants of the Company are eligible to receive awards consisting of stock options and stock appreciation rights (collectively the "Incentive Awards") under the Stock Option Plan. The Plan does not include restricted stock awards. The Stock Option Plan is intended as an incentive to attract and help retain key personnel and to reward them for making contributions to the Company. Currently, an aggregate of 1,400,000 shares of Common Stock may be issued under the Stock Option Plan. Further, no more than 250,000 shares of Common Stock may be subject to Incentive Awards granted to any one individual during any calendar year under the Plan. The preceding numbers may be adjusted upon a reorganization, stock split, recapitalization or other change in the Company's capital structure.

Administration

The Stock Option Plan is administered by the Compensation Committee of the Board. The Committee complies with Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee consists of two or more outside directors (within the meaning of Section 162(m) of the Code). Subject to the provisions of the Stock Option Plan, the Committee is authorized to determine the type or types of Incentive Awards made to each participant and the terms, conditions and limitations applicable to each. In addition, the Committee has the power to interpret the Stock Option Plan, to adopt such rules and regulations as it may deem necessary or appropriate in keeping with the objectives of the Stock Option Plan. When granting Incentive Awards, the Committee considers such factors as an individual's duties and their present and potential contributions to the success of the Company.

Eligibility

The selection of eligible participants is at the discretion of the Committee. Currently, approximately 150 employees, five outside directors and an undetermined number of consultants would be eligible to participate in the Stock Option Plan.

Termination

The Stock Option Plan was effective on March 24, 1999. No further awards may be granted under the Stock Option Plan after ten years, and the Plan will terminate once all Incentive Awards have been satisfied or have expired. The Board may, however, terminate the Stock Option Plan at any time without prejudice to the holders of any then outstanding Incentive Awards.

Benefits Offered

An option is the right to purchase a share of Common Stock at a price (the "Exercise Price") fixed at date of grant. Options granted pursuant to the Plan may either be "incentive stock options" within the meaning of Section 422 of the Code or options that do not constitute incentive stock options ("non-qualified stock options"). Options become exercisable on dates established by the Committee (but not more than ten years from date of grant in the case of incentive stock options). The Exercise Price and the number of options is determined by the Committee but the Exercise Price may not be set at less than fair market value of the Common Stock on the date of grant. If an incentive stock option is granted to an employee who then owns, directly or by attribution under the Code, shares possessing more than ten percent of the total combined voting power of all classes of stock of the Company or a subsidiary, the term of the option will not exceed five years, and the Exercise Price will be at least 110% of the fair market value of the Common Stock on date of grant. Whether options are incentive stock options or non-qualified stock options is designated by the Committee at date of grant. If, however, the aggregate fair market value (determined as of the date of grant) of shares with respect to which incentive stock options become exercisable for the first time by an employee exceeds $100,000 in any calendar year, the options with respect to the excess shares must be non-qualified stock options. The Exercise Price may, at the discretion of the Committee, be paid in cash, other shares of Common Stock, or by a combination of cash and Common Stock. The Plan also allows the Committee, to establish procedures pursuant to which an recipient may affect a "cashless" exercise of options through a brokerage firm. All options are evidenced by written agreements containing provisions consistent with the Plan and such other provisions as the Committee deems appropriate. No incentive stock option is transferable other than by will or the laws of descent and distribution, and only the employee or his guardian or legal representative may exercise any option during the employee's lifetime.

Stock appreciation rights are rights to receive, without payment to the Company, cash or shares of Common Stock with a value determined by reference to the difference between the exercise price of the stock appreciation right and the fair market value of the Common Stock at date of exercise. The exercise price of a stock appreciation right must be determined by the Committee but at no less than the fair market value of the Common Stock on date of grant (or such greater exercise price as may be required in regard to a stock appreciation right granted in connection with an incentive stock option). A stock appreciation right may be exercised at such times as determined by the Committee.

Transferability of Benefit

Unless otherwise determined by the Committee, Incentive Awards (other than incentive stock options) are not transferable except by will or by laws of descent and distribution or by a qualified domestic relations order. Incentive stock options may only be transferred by will or the laws of descent and distribution. The Plan provides that stock options and stock appreciation rights may be granted in substitution for stock options held by officers and employees of other corporations who are about to, or who have, become employees of the Company or an affiliate as a result of a merger, consolidation, acquisition of assets or similar transaction by the Company or a subsidiary.

Amendment to the Plan

The Board has the right to amend, modify, suspend or terminate the Plan, except that it may not, (a) amend the Plan to increase the number of shares of Common Stock that may be issued under the Plan or (b) change the class of individuals eligible to receive Incentive Awards, without an affirmative vote of a majority of the votes cast at a Stockholder meeting; provided, further that the affirmative votes must represent over 50% of all the securities entitled to vote on the proposal.

Change of Control

The Plan provides that, upon a Change of Control (as hereinafter defined), and except as provided in any Incentive Award agreement, outstanding Incentive Awards immediately vest and become exercisable or satisfiable, as applicable. Any Incentive Award that is a stock option will continue to be exercisable for the remainder of its applicable option term.

However, the Compensation Committee in its discretion may cancel Incentive Awards and make payments in cash or adjust the Incentive Awards to reflect the Change of Control. The Plan provides that a Change in Control occurs if the Company (a) is dissolved and liquidated, (b) is not the surviving entity in any merger or consolidation, (c) sells, leases or exchanges or agrees to sell, lease or exchange all or substantially all of its assets, or (d) if any person, entity or group acquires or gains ownership or control of more than 50% of the outstanding shares of the Company's voting stock or (e) if after a contested election of directors, the persons who were directors before the election cease to constitute a majority of the Board.

Federal Income Tax Consequences

The following discussion of tax considerations relating to options describes only certain U.S. federal income tax matters. No consideration has been given to the effects of state, local or other tax laws on the Stock Option Plan or Incentive Award recipients. The discussion is general in nature and does not take into account a number of considerations that may apply to a particular recipient's circumstances.

Non-Qualified Stock Options and Stock Appreciation Rights. As a general rule, no federal income tax is imposed on the recipient upon the grant of a non-qualified stock option (whether or not including a stock appreciation right) and the Company is not entitled to a tax deduction by making a grant. Generally, upon the exercise of a non-qualified stock option, the recipient will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the fair market value of the shares on the date of exercise less the option price paid. In the case of the exercise of a stock appreciation right, the recipient will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the cash received plus the fair market value of the shares distributed to the recipient. Upon the exercise of a non-qualified stock option or a stock appreciation right, and subject to the application of Section 162(m) of the Code as discussed below, the Company may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized to the recipient assuming any federal income tax reporting requirements are satisfied. Upon a subsequent disposition of the shares received when a non-qualified stock option or a stock appreciation right is exercised, any appreciation after the date of exercise should qualify as capital gain. If the shares received upon the exercise of an option or a stock appreciation right are transferred to the recipient subject to certain restrictions, then the taxable income realized, unless the recipient elects otherwise, and the Company's tax deduction (assuming any federal income tax reporting requirements are satisfied) is deferred and is calculated based on the fair market value of the shares when the restrictions lapse. The restrictions imposed on officers, directors and 10% shareholders by Section 16(b) of the Exchange Act is a restriction if other shares have been purchased within six months of the exercise of a non-qualified stock option or stock appreciation right.

Incentive Stock Options. The incentive stock options under the Stock Option Plan are intended to constitute "incentive stock options" within the meaning of Section 422 of the Code. Incentive stock options are subject to special federal income tax treatment. No federal income tax is imposed on the recipient upon the grant or the exercise of an incentive stock option if the recipient does not dispose of shares acquired within the two-year period beginning on the date the option was granted or within the one-year period beginning on the date the option was exercised (collectively, the "holding period"). In such event, the Company would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares.

The holder of an incentive stock option may be subject to the alternative minimum tax ("AMT") in the year the incentive stock option is exercised. The difference between the fair market value of the stock on the exercise date and the exercise price is defined as preference income by the Code and are subject to an AMT calculation. The AMT calculation is made in the same tax year as the regular, ordinary income tax calculation. The option holder is required to generally pay the greater of the AMT or the ordinary income tax. In addition at the time the option holder sells the incentive stock option shares, the holder will (assuming the shares are held one year or more) be required to pay capital gains tax on the difference between the sale and exercise prices. This is true whether or not the recipient paid ordinary income tax or AMT during the year the option was exercised. If the recipient exercises an incentive stock option and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares.

Upon disposition of the shares received upon exercise of an incentive stock option after the holding period, any appreciation of the shares above the exercise price should constitute capital gain. If a recipient disposes of shares acquired by the exercise of an incentive stock option prior to the end of the holding period, the recipient will be treated as having received, at the time of disposition, compensation taxable as ordinary income. In this event, and subject to the application of Section 162(m) of the Code as discussed below, the Company may claim a deduction for compensation paid at the same time

15

and in the same amount as compensation recognized by the recipient. The amount treated as compensation is the fair market value of the shares at the time of exercise (or in the case of a sale in which a loss would be recognized, the amount realized on the sale if less) less the exercise price; any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as short-term or long-term capital gain, depending on the holding period of the shares.

Section 162(m) of the Code. Section 162(m) of the Code precludes a public corporation from taking a deduction for annual compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers. However, compensation that qualifies under Section 162(m) of the Code as "performance-based" is specifically exempt from the deduction limit. Based on Section 162(m) of the Code and the regulations, the Company's ability to deduct compensation income generated in connection with the exercise of stock options or stock appreciation rights granted under the Stock Option Plan should not be limited by Section 162(m) of the Code.

Inapplicability of ERISA. Based upon current law and published interpretations, the Company does not believe the Stock Option Plan is subject to any of the provisions of the Employee Retirement Income Security Act of 1974.

Outstanding Plan Benefits

As of March 30, 2001, 1,397,050 options have been granted under the Plan. Only 25,000 of these options were exercisable and none had been exercised.

1999 Stock Option Plan

Name and Position	Number of Options Granted	Average Exercise Price
Thomas J. Edelman, Chairman	120,000	$ 4.30
John H. Pinkerton, President	120,000	$ 4.30
Eddie M. LeBlanc III, Senior Vice President	90,000	$ 3.52
Herbert A. Newhouse, Senior Vice President	60,000	$ 4.30
Rodney L. Waller, Senior Vice President	120,000	$ 4.96
Executive Group (7 persons)	680,000	$ 4.66
Non-Executive Officers/Employee Group (135 persons)	717,050	$ 4.56

Reason for the Proposed Amendment

The purpose of increasing the number of options which may be granted under the Plan is to maintain the Company's ability to attract and retain experienced and knowledgeable employees. Providing an equity interest in the Company gives them an incentive to perform and excel. The Board believes that equity-based incentives align the interests of management, employees and stockholders. Stock options are an important element in attracting and retaining employees. All full-time employees of the Company participate in the Stock Option Plan.

Given the intense competition for talented individuals, the Company's ability to offer competitive compensation packages, including those with equity-based incentives is particularly important.

If the amendment is approved by the Stockholders, the number of shares of Common Stock reserved for issuance under the Plan will increase from 1,400,000 to 3,400,000. It is the Company's practice to grant options to all full-time employees when the annual performance-based compensation review is completed, generally in February or March of each year. The Compensation Committee specifically approves all option grants to officers and the total of all stock options allowable to be granted each year to other employees. As of March 30, 2001, 1,397,050 options had been granted under the Stock Option Plan. The increase in the number of authorized shares under the Plan is needed to allow it to continue to function.

Required Vote and Recommendation

The affirmative vote of a majority of the Stockholders at the meeting is required; provided that the total vote cast represents over 50% of all the votes entitled to vote on the Amendment. See "Voting Rights" for further details on voting procedures.

The Board believes adoption of the Amendment is in the Company's best interest and recommends that the Stockholders vote FOR it.

PROPOSAL III — AMENDMENT OF THE 1997 STOCK PURCHASE PLAN

Proposed Amendment

Subject to Stockholder approval, the Board of Directors has approved an amendment to the Company's 1997 Stock Purchase Plan (the "Stock Purchase Plan") increasing the number of shares of the Common Stock reserved for issuance under the Plan from 1,250,000 to 1,750,000. A full copy of the proposed amendment is attached as Exhibit D. The statements made in this Proxy Statement regarding the amendment to the Stock Purchase Plan should be read in conjunction with and are qualified in their entirety by reference to Exhibit D.

Description of the Stock Purchase Plan

The following summarizes the principal features of the Stock Purchase Plan, together with applicable tax implications. The summary, however, is not a complete description of all provisions of the Plan. Any Stockholder who wishes to obtain a copy of the actual plan document may do so by a written request to Rodney Waller, Senior Vice President, Range Resources Corporation, 777 Main Street, Suite 800, Fort Worth, Texas 76102.

Administration

The Plan is administered by a Committee appointed by the Board consisting of three persons, who are directors or employees. Currently, the members of the Board's Compensation Committee constitute the Stock Purchase Plan Committee. The Committee has full and final authority to make rules and regulations for the administration of the Plan, and to decide who is eligible to participate. The Committee's interpretations and decisions regarding the Plan are conclusive.

Securities Subject to the Plan

Originally, 500,000 shares of Common Stock were reserved for use under the Stock Purchase Plan. The amount was increased by 400,000 shares in 1999, and by another 350,000 shares in 2000. The amendment would raise the number of shares available under the Plan by 500,000 shares to a total of 1,750,000 shares.

Eligibility

The Committee determines who may participate in the Stock Purchase Plan and how many shares they may purchase. The Committee determines how securities may be purchased under the Plan. Purchases may be made by cash, promissory note, payroll deductions or other methods. Shares of Common Stock may not be issued to a participant until they have been fully paid for.

Benefits Offered

The Plan offers participants the opportunity to purchase Common Stock at a discount from market value. The purchase price of shares under the Plan, in the discretion of the Committee, may be set between 50% and 85% of the market value, on the purchase date. The market value is the closing price of the Common Stock on the New York Stock Exchange on the business day immediately prior to the purchase date. The right of the participant to purchase Common Stock expires at the end of each Plan year as determined by the Committee.

Withdrawal; Termination of Employment

In the event of termination of the employment for any reason, including death or disability, the estate of the participant has no further rights under the Plan.

Transferability of Benefit

Rights under the Plan may not be assigned, transferred, pledged, hypothecated or disposed of in any way. Any attempted transfer or disposition will be null and void.

Certain Transactions

The aggregate number of shares of Common Stock available for purchase under the Plan may be adjusted by the Board to reflect stock dividends, splits, mergers, combinations, recapitalizations, consolidations or other similar events.

Indemnification of the Committee

Members of the Committee are indemnified by the Company against reasonable expenses, including attorneys fees incurred in connection with the defense or settlement of any action which they may be party by reason of any action or inaction taken under the Plan.

Federal Tax Consequences

Upon the purchase of Common Stock under the Plan, a participant recognizes as compensation taxable ordinary income equal to the fair market value of the shares purchased as of the purchase date less the purchase price. Generally, the Company will be entitled to a tax deduction equal to the taxable income recognized by the participant. Upon disposition of the Common Stock, the participant will generally recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon purchase. Such gain or loss will be long or short-term depending on whether the stock was held for more than one year.

Outstanding Plan Benefits

As of March 30, 2001, 908,319 shares have been purchased under the Stock Purchase Plan.

Name and Position	Cumulative Shares Purchased
Thomas J. Edelman, Chairman	115,000
John H. Pinkerton, President	65,000
Rodney L. Waller, Senior Vice President	30,000
Herbert A. Newhouse, Senior Vice President	-0-
Eddie M. LeBlanc III, Senior Vice President	20,000
Executive Group (9 persons)	335,000
Non-Executive Director Group (7 persons)	387,422
Non-Executive Officer/Employee Group (31 persons)	185,897

Termination and Amendment of the Plan

The Plan shall continue in effect through December 31, 2003, unless terminated earlier in the discretion of the Board. The Board may amend the Plan from time to time, but "an affirmative vote of a majority in interest of Stockholders" is required to amend the Plan in any way that would increase its cost.

Effect of and Reasons for Proposed Amendment

The Stock Purchase Plan is intended to provide our directors, officers and key employees an incentive to invest in Common Stock by giving them the opportunity to purchase shares at a reduced price. The Plan is also designed to help retain the services of the participants. Under the Plan, participants may purchase a specified number of shares at a specified price (ranging from 50% to 85% of market value) as offered by the Compensation Committee of the Board of Directors. To date all shares sold under the Plan have been priced at 75% of market value. The Board believes that equity-based incentives align the interests of our management and employees with those of our Stockholders. Providing incentive awards under the Plan is an important strategy for attracting and retaining the type of high-quality executives, employees and advisors the Board of Directors believes is necessary for the achievement of our goals. Given the competition for talented individuals, the Board believes that its ability to offer competitive compensation packages, including those with equity-based incentive components, is important in attracting and retaining qualified personnel.

If the amendment to the Plan is approved by the Stockholders, the number of shares reserved under the Plan will increase to 1,750,000. As of March 30, 2001, seven outside directors, nine executive officers and 31 other employees have participated in the Plan. These individuals have purchased 908,319 shares under the Plan for a total of $3.9 million at an average price of $4.27 a share. All shares purchased under the Plan to date have been purchased at 75% of market value on date of purchase and the shares have been restricted for one year. It is the Company's practice to notify employees of the number of shares they are eligible to purchase and designate the time period when they may purchase. If all shares currently eligible to be purchased were purchased, the Company would issue an additional 305,000 shares of Common Stock. Therefore, the amendment is needed to allow the Stock Purchase Plan to continue to make awards.

Required Vote and Recommendation

The affirmative vote of the Stockholders holding a majority of the outstanding shares of the Common Stock and the Preferred Stock, voting together as a single class, is required for adoption of the amendment to the Stock Purchase Plan. See "Voting Rights" for further details on voting procedures.

The Board believes that it is appropriate and advisable that the Stockholders adopt the proposed amendment and recommends that Stockholders vote FOR it.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers, directors and persons who beneficially own more than ten percent of the Company's stock to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission. Copies of such reports are required to be furnished to the Company.

Based solely on a review of such forms furnished to the Company and certain written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were complied with on a timely basis, except certain reallocations and adjustments made in 2000 resulting from an audit of the Company's Deferred Compensation Stock Fund accounts from 1996 through 2000 required the filing of new Form 4s and certain amendments to the Form 4 filed by the following individuals for the total aggregate number of shares shown for the following periods: Anthony V. Dub (six transactions from December 1998 through November 1999 for a total decrease of 1,055 shares); Thomas J. Edelman (seven transactions from December 1997 through June 1999 for a total increase of 15,535 shares); Allen Finkelson (18 transactions from December 1996 through March 2000 for a total increase of 1,603 shares); Herbert A. Newhouse (one transaction in December 1999 for a total increase of four shares); John H. Pinkerton (six transactions from December 1997 through June 1999 for a total increase of 20,737 shares); Chad L. Stephens (two transactions from December 1998 through June 1999 for a total increase of 41 shares); and Rodney L. Waller (one transaction in December 1999 for a total increase of 1,532 shares).

OTHER BUSINESS

Management knows of no other business that will be presented for consideration at the Meeting, but should any other matters be brought before the Meeting, it is intended that the persons named in the accompanying proxy will vote such proxy at their discretion.

It is expected that representatives of Arthur Andersen L.L.P. will be present at the Meeting with an opportunity to make a statement if they wish and to respond to questions from Stockholders.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2000 accompanies this Proxy Statement. The Annual Report is not a part of the proxy soliciting material.

STOCKHOLDER PROPOSALS FOR 2002 ANNUAL MEETING

Any Stockholder desiring to present a Stockholder proposal at the 2002 Annual Meeting and to have the proposal included in our proxy statement must sent it to the Company so that it is received on or before December 26, 2001. All such proposals should be in compliance with the Securities and Exchange Commission regulations. We will only include in the proxy materials those Stockholder proposals that we receive prior to the deadline and that are proper for Stockholder action.

Any Stockholder who desires to present proposals to our Annual Meeting in 2002 but does not wish to have the proposals included in our proxy statement for the meeting must submit those proposals to us at our corporate offices no later than February 1, 2002. If we do not receive proposals by that time, the persons named in the proxies we solicit for the 2002 Annual Meeting will vote their proxies in their discretion in regard to the proposals.

BY ORDER OF THE BOARD OF DIRECTORS

Rodney L. Waller
Secretary

RANGE RESOURCES CORPORATION
AUDIT COMMITTEE CHARTER
_____
(As Adopted by the Committee on May 24, 2000)

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's independent auditors.

The members of the Audit Committee shall meet the independence and experience requirements of the New York Stock Exchange. The members of the Audit Committee shall be appointed by the Board.

The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

4. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

5. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

6. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.

7. Approve the fees to be paid to the independent auditor.

8. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to satisfy itself of the independence of the auditor.

9. Evaluate together with the Board the performance of the independent auditor, and if so determined by the Audit Committee, recommend that the Board replace the independent auditor.

10. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

11. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:
    (a) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information.
    (b) Any changes required in the planned scope of the audit.

12. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

13. Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

14. Meet at least annually with the chief financial officer, and the independent auditor in separate executive sessions.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations.

**WITH RESPECT TO THE
COMPANY'S 1999 STOCK OPTION PLAN**

RESOLVED, that, subject to Stockholder approval, the Board of Directors authorizes and approves an amendment to Article V(a) of the 1999 Stock Option Plan to increase the amount of Common Stock reserved for issuance under the Plan from 1,400,000 to 3,400,000 shares. The Board recommends approval of the amendment at the next regular Stockholders' meeting:

V. GRANT OF AWARDS; SHARES SUBJECT TO THE PLAN

(a) *Stock Grant and Award Limits*. The Committee may from time to time grant Awards to one or more employees, Consultants or Directors determined by it to be eligible for participation in the Plan in accordance with the provisions of Paragraph VI. Subject to adjustment in the same manner as provided in Paragraph IX with respect to shares of Stock subject to Awards then outstanding, the aggregate number of shares of Stock that may be issued under the Plan shall not exceed 3,400,000 shares. Shares shall be deemed to have been issued under the Plan only (i) to the extent actually issued and delivered pursuant to an Award, or (ii) to the extent an Award is settled in cash. To the extent that an Award lapses or the rights of its Holder terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award. Notwithstanding any provision in the Plan to the contrary, the maximum number of shares of Stock that may be subject to Awards granted to any one individual during any calendar year may not exceed 250,000 shares of Stock (subject to adjustment in the same manner as provided in Paragraph IX with respect to shares of Stock subject to Awards then outstanding). The limitation set forth in the preceding sentence shall be applied in a manner which will permit compensation generated under the Plan to constitute "performance-based" compensation for purposes of section 162(m) of the Code, including, without limitation, counting against such maximum number of shares, to the extent required under section 162(m) of the Code and applicable interpretive authority thereunder, any shares subject to Awards that are canceled or repriced.

Exhibit C


RANGE RESOURCES CORPORATION

AMENDED AND RESTATED 1999 STOCK OPTION PLAN

I. PURPOSE


The purpose of the **RANGE RESOURCES CORPORATION AMENDED AND RESTATED 1999 STOCK OPTION PLAN** (the *"Plan"*) is to provide a means through which **RANGE RESOURCES CORPORATION**, a Delaware corporation (the *"Company"*), and its affiliates may attract able persons to serve as directors or to enter the employ of the Company and its affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company and its affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company and its affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its affiliates. Accordingly, the Plan provides for granting Incentive Stock Options (subject to the provisions of Paragraph VII(c)), options which do not constitute Incentive Stock Options, Stock Appreciation Rights or any combination of the foregoing, as is best suited to the circumstances of the particular employee, consultant or director as provided herein.


II. DEFINITIONS


The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

(a) *"Affiliate"* means any corporation, partnership, limited liability company or partnership, association, trust or other organization in which the Company owns, directly or indirectly, a 50% or more beneficial ownership interest.

(b) *"Award"* means, individually or collectively, any Option or Stock Appreciation Right.

(c) *"Award Agreement"* means any Option Agreement or Stock Appreciation Rights Agreement.

(d) *"Board"* means the Board of Directors of the Company.

(e) *"Change of Control"* means the occurrence of any of the following events: (i) the Company shall not be the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company), (ii) the Company sells, leases or exchanges all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Company), (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a **"group"** as contemplated by Section 13(d)(3) of the 1934 Act, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board.

(f) *"Change of Control Value"* shall mean (i) the per share price offered to Stockholders of the Company in any merger, consolidation, reorganization, sale of assets or dissolution transaction, (ii) the price per share offered to Stockholders of the Company in any tender offer or exchange offer whereby a Change of Control takes place, or (iii) if the Change of Control occurs other than pursuant to a tender or exchange offer, the Fair Market Value per share of the shares into which Awards are exercisable, as determined by the Committee. In the event that the consideration offered to Stockholders of the Company in a Change of Control consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

(g) **"Code"** means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

(h) **"Committee"** means the Compensation Committee of the Board which shall be (i) constituted so as to permit the Plan to comply with Rule 16b-3 and (ii) comprised solely of two or more "outside directors," within the meaning of section 162(m) of the Code and applicable interpretive authority thereunder.

(i) **"Company"** means Range Resources Corporation, a Delaware corporation.

(j) **"Consultant"** means any person who is not an employee and who is providing advisory or consulting services to the Company or any Affiliate.

(k) **"Director"** means an individual elected to the Board by the Stockholders of the Company or by the Board under applicable corporate law who is serving on the Board on the date the Plan is adopted by the Board or is elected to the Board after such date.

(l) An **"employee"** means any person (including an officer or a Director) in an employment relationship with the Company or any Affiliate.

(m) **"Fair Market Value"** means, as of any specified date, the mean of the high and low sales prices of the Stock reported on the New York Stock Exchange Composite Tape on that date, or if no prices are reported on that date, on the last preceding date on which such prices of the Stock are so reported. In the event Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deems appropriate.

(n) **"Holder"** means an employee, Consultant or Director who has been granted an Award.

(o) **"Incentive Stock Option"** means an incentive stock option within the meaning of section 422 of the Code.

(p) **"1934 Act"** means the Securities Exchange Act of 1934, as amended.

(q) **"Option"** means an Award granted under Paragraph VII of the Plan and includes both Incentive Stock Options to purchase Stock and Options that do not constitute Incentive Stock Options to purchase Stock.

(r) **"Option Agreement"** means a written agreement between the Company and a Holder with respect to an Option.

(s) **"Plan"** means the Range Resources Corporation 1999 Stock Option Plan, as amended from time to time.

(t) **"Rule 16b-3"** means SEC Rule 16b-3 promulgated under the 1934 Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a similar function.

(u) **"Spread"** means, in the case of a Stock Appreciation Right, an amount equal to the excess, if any, of the Fair Market Value of a share of Stock on the date such right is exercised over the exercise price of such Stock Appreciation Right.

(v) **"Stock"** means the common stock, par value $0.01 per share, of the Company.

(w) **"Stockholder"** means a holder of Stock or other security of the Company, and with respect to any matter requiring Stockholder approval, the term "Stockholder" shall mean a holder of Stock or other Company security entitled to vote on such matter.

(x) **"Stock Appreciation Right"** means an Award granted under Paragraph VIII of the Plan.

(y) **"Stock Appreciation Rights Agreement"** means a written agreement between the Company and a Holder with respect to a Stock Appreciation Right.

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III. EFFECTIVE DATE AND DURATION OF THE PLAN

The Plan shall be effective upon the date of its adoption by the Board, provided the Plan is approved by the Stockholders of the Company within twelve months thereafter. Notwithstanding any provision in the Plan or in any Award Agreement, no Option or Stock Appreciation Right granted on or after the effective date of the Plan shall be exercisable prior to such Stockholder approval. No further Awards may be granted under the Plan after the expiration of ten years from the date of its adoption by the Board. The Plan shall remain in effect until all Awards granted under the Plan have been satisfied or expired.

IV. ADMINISTRATION

(a) **Committee.** The Plan shall be administered by the Committee.

(b) **Powers.** Subject to the express provisions of the Plan, the Committee shall have sole authority, in its discretion, to determine which employees, Consultants or Directors shall receive an Award, the time or times when such Award shall be made, the type of Award, and the number of shares of Stock which may be issued under each Option or Stock Appreciation Right. In making such determinations the Committee may take into account the nature of the services rendered by the respective employees, Consultants or Directors, their present and potential contribution to the success of the Company and its Affiliates and such other factors as the Committee in its discretion shall deem relevant.

(c) **Additional Powers.** The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed thereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Paragraph IV shall be conclusive.

V. GRANT OF AWARDS; SHARES SUBJECT TO THE PLAN

(a) **Stock Grant and Award Limits.** The Committee may from time to time grant Awards to one or more employees, Consultants or Directors determined by it to be eligible for participation in the Plan in accordance with the provisions of Paragraph VI. Subject to adjustment in the same manner as provided in Paragraph IX with respect to shares of Stock subject to Awards then outstanding, the aggregate number of shares of Stock that may be issued under the Plan shall not exceed 1,400,000 shares. Shares shall be deemed to have been issued under the Plan only (i) to the extent actually issued and delivered pursuant to an Award, or (ii) to the extent an Award is settled in cash. To the extent that an Award lapses or the rights of its Holder terminate, any shares of Stock subject to such Award shall again be available for the grant of an Award. Notwithstanding any provision in the Plan to the contrary, the maximum number of shares of Stock that may be subject to Awards granted to any one individual during any calendar year may not exceed 250,000 shares of Stock (subject to adjustment in the same manner as provided in Paragraph IX with respect to shares of Stock subject to Awards then outstanding). The limitation set forth in the preceding sentence shall be applied in a manner which will permit compensation generated under the Plan to constitute "performance-based" compensation for purposes of section 162(m) of the Code, including, without limitation, counting against such maximum number of shares, to the extent required under section 162(m) of the Code and applicable interpretive authority thereunder, any shares subject to Awards that are canceled or repriced.

(b) **Stock Offered.** The Stock to be offered pursuant to the grant of an Award may, at the discretion of the Committee, be authorized but unissued Stock or Stock previously issued and outstanding and reacquired by the Company.

VI. ELIGIBILITY

Awards may be granted only to persons who, at the time of grant, are employees (including officers and Directors who are also employees) Consultants or Directors. An Award may be granted on more than one occasion to the same person, and, subject to the limitations set forth in the Plan, such Award may include an Incentive Stock Option or an Option that is not an Incentive Stock Option, a Stock Appreciation Right or any combination thereof.

VII. STOCK OPTIONS

(a) *Option Period.* The term of each Option shall be as specified by the Committee at the date of grant.

(b) *Limitations on Exercise of Option.* An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

(c) *Special Limitations on Incentive Stock Options.* An Incentive Stock Option may be granted only to an individual who is an employee of the Company or any parent or subsidiary corporation (as defined in section 424 of the Code) at the time the Option is granted. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Stock with respect to which Incentive Stock Options granted after 1986 are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as Options which do not constitute Incentive Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of section 422(b)(6) of the Code, unless (i) at the time such Option is granted the option price is at least 110% of the Fair Market Value of the Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. An Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution, and shall be exercisable during the Holder's lifetime only by such Holder or the Holder's guardian or legal representative. Notwithstanding any provision in the Plan or in any Option Agreement, (1) no Incentive Stock Option shall be granted after the expiration of 12 months from the date of the adoption of the Plan by the Board unless the Plan has been approved by the Stockholders of the Company within such 12-month period in a manner that satisfies the requirements of section 422 of the Code and (2) any Option granted prior to the expiration of such 12-month period that was intended to constitute an Incentive Stock Option shall constitute an Option that is not an Incentive Stock Option if the Plan has not been approved by the Stockholders of the Company within such 12-month period in a manner that satisfies the requirements of section 422 of the Code.

(d) *Option Agreement.* Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, without limitation, provisions to qualify an Incentive Stock Option under section 422 of the Code. Each Option Agreement shall specify the effect of termination of employment or membership on the Board, as applicable, on the exercisability of the Option. An Option Agreement may provide for the payment of the option price, in whole or in part, (i) in cash or (ii) by the delivery of a number of shares of Stock (plus cash if necessary) having a Fair Market Value equal to such option price. Moreover, an Option Agreement may provide for a "cashless exercise" of the Option pursuant to procedures established by the Committee (as the same may be amended from time to time). Such Option Agreement may also include, without limitation, provisions relating to (1) subject to the provisions hereof accelerating such vesting on a Change of Control, vesting of Options, (2) tax matters (including provisions (A) permitting the delivery of additional shares of Stock or the withholding of shares of Stock from those acquired upon exercise to satisfy federal, state or local income tax withholding requirements and (B) dealing with any other applicable employee wage withholding requirements), and (3) any other matters not inconsistent with the terms and provisions of this Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Option Agreements need not be identical.

(e) *Option Price and Payment.* The price at which a share of Stock may be purchased upon exercise of an Option shall be determined by the Committee, but, subject to adjustment as provided in Paragraph IX, such purchase price shall not be less than the Fair Market Value of a share of Stock on the date such Option is granted. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company in a manner specified by the Committee. The purchase price of the Option or portion thereof shall be paid in full in the manner prescribed by the Committee. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option that does not constitute an Incentive Stock Option.

(f) *Stockholder Rights and Privileges.* The Holder shall be entitled to all the privileges and rights of a Stockholder only with respect to such shares of Stock as have been purchased under the Option and for which certificates of stock have been registered in the Holder's name.

27

(g) *Options and Rights in Substitution for Stock Options Granted by Other Corporations*. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for stock options held by individuals employed by corporations who become employees as a result of a merger or consolidation of the employing corporation with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing corporation, or the acquisition by the Company or an Affiliate of stock of the employing corporation with the result that such employing corporation becomes an Affiliate.

VIII. STOCK APPRECIATION RIGHTS

(a) *Stock Appreciation Rights*. A Stock Appreciation Right is the right to receive an amount equal to the Spread with respect to a share of Stock upon the exercise of such Stock Appreciation Right. Stock Appreciation Rights may be granted in connection with the grant of an Option, in which case the Option Agreement will provide that exercise of Stock Appreciation Rights will result in the surrender of the right to purchase the shares of Stock under the Option as to which the Stock Appreciation Rights were exercised. Alternatively, Stock Appreciation Rights may be granted independently of Options in which case each Award of Stock Appreciation Rights shall be evidenced by a Stock Appreciation Rights Agreement which shall contain such terms and conditions as may be approved by the Committee. The terms and conditions of the respective Stock Appreciation Rights Agreements need not be identical. The Spread with respect to a Stock Appreciation Right may be payable either in cash, shares of Stock with a Fair Market Value equal to the Spread or in a combination of cash and shares of Stock. Each Stock Appreciation Rights Agreement shall specify the effect of termination of employment or membership on the Board, as applicable, on the exercisability of the Stock Appreciation Rights.

(b) *Exercise Price.* The exercise price of each Stock Appreciation Right shall be determined by the Committee, but such exercise price (i) shall not be less than the Fair Market Value of a share of Stock on the date the Stock Appreciation Right is granted (or such greater exercise price as may be required if such Stock Appreciation Right is granted in connection with an Incentive Stock Option that must have an exercise price equal to 110% of the Fair Market Value of the Stock on the date of grant pursuant to Paragraph VII(c)), and (ii) shall be subject to adjustment as provided in Paragraph IX.

(c) *Exercise Period.* The term of each Stock Appreciation Right shall be as specified by the Committee at the date of grant.

(d) *Limitations on Exercise of Stock Appreciation Right*. A Stock Appreciation Right shall be exercisable in whole or in such installments and at such times as determined by the Committee. In the case of any Stock Appreciation Right that is granted in connection with an Incentive Stock Option, such right shall be exercisable only when the Fair Market Value of the Common Stock exceeds the price specified therefor in the Option or the portion thereof to be surrendered.

IX. RECAPITALIZATION OR REORGANIZATION

(a) The shares with respect to which Awards may be granted are shares of Stock as presently constituted, but if, and whenever, prior to the expiration of an Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Stock or the payment of a stock dividend on Stock without receipt of consideration by the Company, the number of shares of Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares shall be proportionately increased, and the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares shall be proportionately reduced, and the purchase price per share shall be proportionately increased. Any fractional share resulting from such adjustment shall be rounded up to the next whole share.

(b) If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "recapitalization"), the number and class of shares of Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of Stock and other securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Stock then covered by such Award.

(c) In the event of a Change of Control, and except as provided in any Award Agreement, outstanding Awards shall immediately vest and become exercisable or satisfiable, as applicable, and any Awards that are Options shall continue to be exercisable for the remainder of the applicable Option term. Notwithstanding the foregoing, the Committee, in its discretion, may determine that upon the occurrence of a Change of Control, each Award outstanding hereunder shall terminate within a specified number of days after notice to the Holder, and such Holder shall receive, with respect to each share of Stock subject

to such Award, cash in an amount equal to the excess, if any, of the Change of Control Value over the exercise price, if applicable, under such Award for such share. The provisions contained in this paragraph shall not terminate any rights of the Holder to further payments pursuant to any other agreement with the Company following a Change of Control.

(d) In the event of changes in the outstanding Stock by reason of recapitalization, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, a Change of Control or other relevant changes in capitalization or distributions to the holders of Stock occurring after the date of the grant of any Award and not otherwise provided for by this Paragraph IX, any outstanding Awards and any Award Agreements shall be subject to adjustment by the Committee at its discretion as to the number and price of shares of Stock or other consideration subject to such Awards. In the event of any such change in the outstanding Stock or distribution to the holders of Stock, the aggregate number of shares available under the Plan (and the aggregate number of shares that may be granted to any one individual) may be appropriately adjusted by the Committee, whose determination shall be conclusive.

(e) The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the Stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's or any Affiliate's capital structure or its business, any merger or consolidation of the Company or any Affiliate, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any Affiliate or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

(f) Any adjustment provided for in the above Subparagraphs shall be subject to any required Stockholder action.

(g) Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefore, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

X. AMENDMENT AND TERMINATION OF THE PLAN

The Board in its discretion may terminate the Plan at any time with respect to any shares of Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in any Award theretofore granted may be made that would materially impair the rights of the Holder without the consent of the Holder and provided, further, that the Board may not, without approval of the Stockholders holding a majority of the votes cast at a duly called meeting of Stockholders, amend the Plan (a) to increase the maximum aggregate number of shares of Stock that may be issued under the Plan, (b) to change the class of individuals eligible to receive Awards under the Plan or (c) amend the provisions of this Paragraph X.

XII. MISCELLANEOUS

(a) *No Right to an Award*. Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an employee or Director any right to be granted an Award or any other rights hereunder except as may be evidenced by an Option Agreement or Stock Appreciation Rights Agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the payment of any Award.

(b) *No Employment Rights Conferred*. Nothing contained in the Plan shall (i) confer upon any employee any right with respect to continuation of employment with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment at any time. Nothing contained in the Plan shall confer on any Director any right with respect to continuation of membership on the Board.

(c) *Other Laws; Withholding*. The Company shall not be obligated to issue any Stock pursuant to any Award granted under the Plan at any time when the shares covered by such Award have not been registered under the Securities Act of 1933 and such other state and federal laws, rules or regulations as the Company or the Committee deems applicable and, in

the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. No fractional shares of Stock shall be delivered. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations.

(d) *No Restriction on Corporate Action*. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, Director, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

(e) *Restrictions on Transfer*. An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a "qualified domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the written consent of the Committee, which may be granted in the discretion of the Committee in accordance with any applicable transfer restrictions under the Securities Act of 1933.

(f) *Rule 16b-3*. It is intended that the Plan and any grant of an Award made to a person subject to Section 16 of the 1934 Act meet the requirements of Rule 16b-3 so that any transaction under the Plan involving a grant, award, or other acquisition from the Company or disposition to the Company is exempt from Section 16(b) of the 1934 Act. If any provision of the Plan or any such Award would result in any such transaction not being exempt from Section 16(b) of the 1934 Act, such provision or Award shall be construed or deemed amended so that such transaction will be exempt from Section 16(b) of the 1934 Act.

(g) *Facsimile Signature*. Any Award Agreement or related document may be executed by facsimile signature. If any officer who shall have signed or whose facsimile signature shall have been placed upon any such Award Agreement or related document shall have ceased to be such officer before the related Award is granted by the Company, such Award may nevertheless be issued by the Company with the same effect as if such person were such officer at the date of grant.

(h) *Governing Law*. This Plan shall be construed in accordance with the laws of the State of Delaware.

WITH RESPECT TO THE
1997 STOCK PURCHASE PLAN

RESOLVED, that, subject to Stockholder approval, the Board authorizes and approves an amendment to Article IV of the Stock Purchase Plan to increase the number of shares of Common Stock reserved under the Plan from 1,250,000 to 1,750,000. The Board recommends approval of the amendment at the next regular Stockholders' meeting:

ARTICLE IV

Shares

There shall be 1,750,000 shares of Common Stock reserved under the Plan, subject to adjustment in accordance with Article XIV hereof. The shares of Common Stock subject to the Plan shall be either shares of authorized but unissued Common Stock or shares of Common Stock reacquired on the open market or otherwise for the account of the Participants. The Committee shall determine from time to time whether the shares of Common Stock shall be authorized or unissued shares or reacquired shares.

Form of proxy card

FRONT:

PROXY   PROXY


RANGE RESOURCES CORPORATION
Proxy Solicited on Behalf of the Board of Directors
For The Annual Meeting of Stockholders — May 24, 2001


The undersigned hereby appoints John H. Pinkerton and Rodney L. Waller, and each of them, his/her true and lawful agents and proxies with full power of substitution and revocation, to vote, as designated on the reverse side hereof, all the Common and Preferred stock of Range Resources Corporation which the undersigned has power to vote, with all powers which the undersigned possess if personally present, at the Annual Meeting of Shareholders of Range Resources Corporation to be held on May 24, 2001, and at any adjournments thereof.

1. To elect a board of eight Directors, each for a one-year term: The nominees of the Board of Directors are: Robert E. Aikman, Anthony V. Dub, V. Richard Eales, Thomas J. Edelman, Allen Finkelson, Alexander P. Lynch, James E. McCormick, and John H. Pinkerton.

2. Approval of the Amendment to the Company's 1999 Stock Option Plan.

3. Approval of the Amendment to the Company's 1997 Stock Purchase Plan.

You are encouraged to specify your choice by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. Your   shares cannot be voted unless you sign and return this card.


PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.
(Continued and to be signed on reverse side)


REVERSE SIDE:


RANGE RESOURCES CORPORATION.
The Board of Directors recommends a vote FOR Proposals I, II, and III


I. Election of Directors (see reverse)	For All	Withheld All	For All Except	_____	II. Approval of an Amendment to the Company's 1999 Stock Option Plan.	For ___	Against ___	Abstain ___
	Area reserved for Name & Address				III. Approval of the Amendment to the Company's1997 Stock Purchase Plan.	For ___	Against ___	Abstain ___

Date: _____, 2001
Signature(s) _____
Signature(s) _____

A proxy that is properly completed and returned will be voted at the Meeting in accordance with the instructions on the proxy. If you properly complete and return a proxy but do not indicate any contrary voting instructions, your shares will be voted "FOR" all three Proposals listed in the Notice of Annual Meeting of Stockholders and any other business as may properly come before the Meeting or any adjournment or postponement thereof. If the Company proposes to adjourn the Meeting, the proxy holders will vote all shares for which they have voting authority in favor of adjournment. The Board of Directors knows of no matters other than those stated in the Notice of Annual Meeting of Stockholders and described in this Proxy Statement to be presented for consideration at the Meeting. NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, administrator, trustee, or guardian, please give full title as such.